Mail Stop 4561

March 6, 2009

Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corporation
1436 Lancaster Avenue
Berwyn, PA 19312

> **Re:** **Dollar Financial Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Forms 10-Q for the Quarterly Periods Ended September 30, 2008 and**
> **December 31, 2008**
> **File No. 000-50866**

Dear Mr. Underwood:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies

Goodwill and Other Intangibles, page 38

1.   We note your disclosure on page 39 that the fair value of goodwill and indefinite-lived intangible assets are estimated based upon a present value technique using discounted future cash flows. In light of the significance of your goodwill and other intangible assets, please tell us and in future filings disclose the following regarding your fair value estimates:

- how reporting units are determined for purposes of evaluating goodwill and indefinite-lived intangible assets;
- describe the level of internal reporting with respect to components of your geographic segments, including the extent to which discrete financial information is available and reviewed by segment managers;
- how goodwill is allocated to the reporting units;
- identify any reporting units that have declining fair values;
- how discount rates are determined for each reporting unit;
- how discount rates have differed among your reporting units;
- how discount rates have changed over time;
- how closely your cash flow projections have compared to actual results over time; and
- provide a sensitivity analysis that shows how fair value would fluctuate on the basis of hypothetical changes in discount rates.

Results of Operations, page 41

2.   In light of the significant differences between your geographic segments' profitability, in future filings please include a separate discussion and analysis for each geographic segment. In your discussion and analysis address the critical differences between your segments that results in differing levels of profitability. Your discussion and analysis should include but not be limited to differences in product and services mix, pricing of products and services, provisions for loan losses, direct and indirect cost structures, impact of income taxes, and the resultant pre-tax and after-tax profit/(loss) margins. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example. Refer to Item 303(a) of Regulation S-K.

3.   In light of the significant acquisition activity during the periods presented, in future filings please separately quantify the impact of acquisitions on your results of operations. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.

Balance Sheet Variations, page 47

4.   Please tell us and in future filings disclose the underlying reasons for changes in your allowance for loan losses related to consumer loans and defaulted loans. We note based off your disclosure on page 93, that the ratio of the allowance for loan losses related to consumer loans significantly decreased at June 30, 2008 compared to June 30, 2007. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Goodwill and Other Intangibles, page 63

5.   We note your disclosure that reacquired franchise rights are deemed to have an indefinite useful life and are not amortized. Please tell us and in future filings disclose the following regarding your reacquired franchise rights:

- what reacquired franchise rights represent;
- how you determine the fair value of the intangible asset at the time of acquisition;
- how you consider the guidance of EITF 04-01 at the time of acquisition, including consideration and measurement of any settlement gains or losses;
- how you estimate the fair value when you perform your annual impairment testing, including specifically how you determine the expected cash flows;
- a comprehensive analysis describing your basis for using an indefinite useful life for these intangible assets, including but not limited to the factors described in paragraph 11 of SFAS 142; and
- how you evaluate the remaining useful life each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

As an example, please provide us with your analysis related to your October 2006 acquisitions of National Money Mart Company stores owned by franchisees referred to as the "Canadian Acquisition" on page 82. In your response, please provide a summary of the franchise contractual agreement, including the specific franchisee rights and term of the agreement.

Company-Funded Consumer Loan Loss Reserves Policy, page 64

6.   We note your disclosure that the company maintains a loan loss reserve for anticipated losses for company-funded consumer loans and that in estimating the appropriate level of loan loss reserves the company considers current and expected collection patterns. Considering anticipated losses and expected collection patterns may suggest that you consider future events and losses, which

does not appear consistent with estimating probable losses incurred as of a financial reporting date as required by GAAP. Please confirm to us and in future filings disclose that the loan loss reserve is based on your consideration of known relevant internal and external factors that affect loan collectibility as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.

Note 8 – Income Taxes, page 78

7.   We note your disclosure that U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries and that it is the company's intention to reinvest these earnings indefinitely. In light of the significant continuing losses of your United States geographic segment, please tell us and in future filings disclose how the company's United States operations continues to generate sufficient cash flows to service the corporation's debt and support the geographic segment's operations and capital requirements, such that repatriation of undistributed earnings from international subsidiaries will be indefinitely postponed. Describe for us the company's evidence of specific plans for reinvestment of undistributed earnings of foreign subsidiaries which demonstrates that remittance of the earnings will be postponed indefinitely. Refer to paragraph 12 of APB 23.

8.   We note your disclosure that if you repatriated earnings from your international subsidiaries any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits and/or by use of available net operating loss carryfowards. Please tell us and in future filings disclose your basis for this determination, including your estimate of U.S. taxes on cumulative undistributed earnings of international subsidiaries and the estimated amount of net operating loss carryforwards and U.S. foreign tax credits that would be available to offset the estimated taxes if foreign earnings were repatriated. In your analysis, please address the implications of your statement on page 81 that the company believes that its ability to utilize net operating losses in a given year will be limited to $9 million.

9.   We note your disclosure that as of June 30, 2008 there is $50.2 million of undistributed foreign earnings. Please tell us if these are the cumulative undistributed foreign earnings. If so, please tell us how this amount is determined and explain to us why this appears to significantly differ from the income generated by your Canadian and United Kingdom geographic segments as disclosed in your financial statement Note 17. If the $50.2 million is not the cumulative undistributed foreign earnings, please tell us and in future filings disclose the amount of cumulative undistributed foreign earnings on which the company has not recognized U.S. income taxes and for which you have not

established a deferred tax liability. Quantify the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. Refer to paragraph 44 of SFAS 109.

Note 11 – Acquisitions, page 82

10. We note that you recorded a significant amount of goodwill related to acquisitions during the fiscal years presented. Please tell us and in future filings disclose for each material acquisition the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141 and for your fiscal year beginning July 1, 2009 refer to paragraph 68 of SFAS 141R.

11. We note your disclosure regarding certain acquisitions during the periods presented for which certain amounts of cash are held in escrow to secure certain indemnification claims. Please tell us and in future filings disclose the nature of the indemnification agreements typically obtained related to your business acquisitions.

Note 12 - We The People Restructuring Plan, page 85

12. We note your disclosure that in December 2006 due to the inability to integrate the We The People ("WTP") business with the company's existing store network along with the litigation surrounding the WTP business, the company decided to restructure the WTP business. Please explain to us how you previously determined that the WTP business should not be presented as a separate reportable segment pursuant to SFAS 131 or as a separate reporting unit for purposes of goodwill and other intangible asset impairment testing pursuant to SFAS 142.

Note 13 - Goodwill and Other Intangibles, page 85

13. In light of the continuing losses related to your United States geographic segment, please provide us with your comprehensive goodwill analysis for this geographic segment as of June 30, 2008. Your response should include, but not be limited to the following:

- whether you continue to consider the geographic segment the reporting unit for your goodwill impairment analysis;
- how you estimate cash flows for the reporting unit;
- the discount rate used and your basis for the rate;

- how the discount rate compares to rates used in prior periods and for your other reporting units;
- the estimate of the fair value of the reporting unit and the reporting unit carrying value at June 30, 2008;
- whether you used any alternative valuation techniques or analyses to validate the reasonableness of your fair value estimate; and
- if you failed the step one impairment analysis, how you performed step two of the impairment analysis and the results of your analysis.

Contingent Liabilities, page 87

14.   We note your disclosure on page 92 that due to the uncertainty surrounding the litigation process the company is unable to reasonably estimate a range of loss but that the company does not expect the ultimate cost to resolve the matters will have a material adverse effect on the company's consolidated financial position, results of operations, or cash flows. We further note your disclosure on page 23 that the resolution of one or more of these proceedings could have a material adverse impact on our results of operations or cash flows in future periods. Please tell us and in future filings disclose your basis for believing that the impact to resolve pending legal matters will not have a material adverse effect on the company's financial position, results of operations, or cash flows if you are not able to reasonably estimate a range of loss.

Note 17 - Geographic Segment Information, page 94

15.   We note your disclosure that all operations for which geographic data is presented are in one principal industry; financial services and ancillary services. We further note in Appendix 3 of your June 3, 2004 correspondence to the staff you indicate that discrete financial statements are generated for each geographic segment and that the company evaluates performance of its business at those levels. Based off of this description it appears that the geographic segments disclosed meet the definition of operating segments as defined in paragraph 10 of SFAS 131. Please tell us and in future filings disclose whether you believe each of the geographic segments meets the definition of an operating segment. Describe the factors used to identify the company's reportable segments, including the basis of organization. Refer to paragraph 26 of SFAS 131.

16.   Please tell us and in future filings disclose the reasons for the income tax provision related to your United States geographic segment. We note that although each fiscal year presented the United States geographic segment has generated pre-tax losses, each year there has been an income tax provision allocated to the segment. Explain how income tax provisions are allocated among your geographic segments.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant